Denarii Resources inc 711S. Carson Street, Ste 4 Carson City, Nevada 89701

November 19, 2010

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Mark C. Shannon
Branch Chief

James Giugliano
Staff Accountant

RE:      Denarii Resources Inc.
Form 10-Kfor Fiscal Year Ended December 31, 2009 Filed AprillS, 2010
Form 10-Q/Afor Fiscal Quarter Ended March 31, 2010 Filed June 1,2010

Form 10-Qfor Fiscal Quarter- Ended June 30, 2010

Filed August 26, 2010
Response Letter Dated November 1, 2010

Form 10-K/A for Fiscal Year Ended December 31. 2009

Filed November 1, 2010
File No. 000-53389

To Whom It May Concern:

On behalf of Denarii Resources Inc., a Nevada corporation (the "Company"), this letter is in response to the letter from the Securities and Exchange Commission dated November 04, 2010 (the "SEC Letter"). We confirm that the cover page of our future filings will include all the information required by Form 10-Q. We will be responding to the comments in the SEC Letter and filing the Company's amended Form 10-K/A for fiscal year ended December 31, 2009 to include a report from our independent registered public accounting firm on or before November 30, 2010.

Sincerely,